UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Noranda Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

655422 10 3

(CUSIP Number)

Andrew J. Beck
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655422 10 3			Page 2 of 14 pages

1.	Name of Reporting Person: BRASCAN CORPORATION		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	— Joint Filing

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 122,597,952

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 122,597,952

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 122,597,952

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 41.26%

14.	Type of Reporting Person (See Instructions): CO, HC

CUSIP No. 655422 10 3			Page 3 of 14 pages

1.	Name of Reporting Person: PARTNERS LIMITED		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	— Joint Filing

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 122,597,952

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 122,597,952

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 122,597,952

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 41.26%

14.	Type of Reporting Person (See Instructions): CO, HC

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 4 of 14 pages

     This Amendment No. 2 amends the Schedule 13D originally filed with the Securities and Exchange Commission on October 7, 2003 with respect to beneficial ownership of the common shares, no par value (the “Common Shares”) of Noranda Inc. (“Noranda”) as amended by Amendment No. 1, filed with the Securities and Exchange Commission on March 14, 2005. This Amendment No. 2 is being filed to report a change to the disclosure previously provided under “Item 4. Purpose of Transaction” and “Item 7. Material to be Filed as Exhibits”.

Item 1.	Security and Issuer.

     This statement relates to the Common Shares of Noranda, an Ontario corporation. The principal executive offices of Noranda are located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by each of the following persons (the “Reporting Persons”):

(i)	Brascan Corporation (“Brascan”), a corporation formed under the laws of the Province of Ontario; and

(ii)	Partners Limited (formerly EdperPartners Limited) (“Partners”), a corporation formed under the laws of the Province of Ontario that owns all of Brascan’s Class B Limited Voting Shares and approximately 3% of Brascan’s Class A Limited Voting Shares on a fully diluted basis.

(b)-(c)	Schedules I and II hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of Brascan and Partners.

(d)-(e)	During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Set forth on Schedules I and II hereto are the citizenships of each of the directors and executive officers of each of Brascan and Partners, respectively.

Item 3.	Source and Amount of Funds or Other Consideration.

     See item 4.

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 5 of 14 pages

Item 4.	Purpose of Transaction.

     As previously disclosed in Amendment No. 1, on March 9, 2005, Brascan announced that it will support an issuer bid (the “Issuer Bid”) by Noranda, pursuant to which Noranda will offer to purchase approximately 63.4 million Common Shares in exchange for US$1.25 billion aggregate issue price of junior preferred shares (the “Junior Preferred Shares”), consisting of US$500 million aggregate issue price of Series 1 Shares, US$500 million aggregate issue price of Series 2 Shares and US$250 million aggregate issue price of Series 3 Shares.

The significant terms of the Junior Preferred Shares were previously disclosed in Amendment No. 1. The following is a summary of the dividends payable on the Series 1 Shares, the Series 2 Shares and the Series 3 Shares:

•	Holders of the Series 1 Shares will be entitled to receive fixed preferential cash dividends, if, as and when declared by the board of directors of Noranda, in an amount equal to US$1.50 per share per annum, payable in quarterly installments on the last day of March, June, September and December of each year.

•	Until June 30, 2010, holders of the Series 2 Shares will be entitled to receive fixed preferential cash dividends, if, as and when declared by the board of directors of Noranda, in an amount equal to US$1.5625 per share per annum, payable in quarterly installments on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012, holders of Series 2 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of: (i) 6.5% and (ii) a rate equal to 2.05% over the seven year US treasury bond yield, at the commencement of such subsequent fixed rate period.

•	Until June 30, 2010, holders of the Series 3 Shares will be entitled to receive fixed preferential cash dividends, if, as and when declared by the board of directors of Noranda, in an amount equal to US$1.625 per share per annum, payable in quarterly installments on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012 and for each succeeding two-year (or less, as applicable) subsequent fixed rate period until June 30, 2015, holders of Series 2 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of: (i) 6.5% and (ii) a rate equal to 2.35% over the seven year US treasury bond yield, at the commencement of such subsequent fixed rate period.

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 6 of 14 pages

     Also as previously disclosed in Amendment No. 1, as a component of the Issuer Bid, Brascan and Noranda have entered into a lock up agreement, whereby Brascan has agreed to deposit to the Issuer Bid, within three business days of the date of the offer, and subject to withdrawal in certain circumstances, all of the Common Shares that it beneficially owns on such deposit date.

     On March 22, 2005, Brascan and Noranda entered into an amending agreement to the lock up agreement, whereby Noranda has covenanted to use commercially reasonable efforts to adjust the structure of the Issuer Bid to permit the use of a holding company alternative designed to enable shareholders of Noranda to access their share of the safe income of Noranda for income tax purposes in respect of Common Shares tendered to the Issuer Bid, subject to certain customary conditions.

     A copy of the amending agreement to the lock up agreement is attached hereto as Exhibit 7.

     Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of Noranda, or the disposition of securities of Noranda;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Noranda or any of its subsidiaries;

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 7 of 14 pages

(c)	a sale or transfer of a material amount of assets of Noranda or any of its subsidiaries;

(d)	any change in the present board of directors or management of Noranda, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Noranda;

(f)	any other material change in Noranda’s business or corporate structure;

(g)	changes in Noranda’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Noranda by any person;

(h)	causing a class of securities of Noranda to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Noranda becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 122,597,952 Common Shares. Such Common Shares constitute approximately 41.26% of the issued and outstanding Common Shares based on the number of Common Shares outstanding as of March 8, 2005. Brascan may be deemed to have the sole power to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares. Partners may be deemed to have shared power (with Brascan) to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares.

If all holders of Common Shares deposit their common shares under the Issuer Bid, and assuming that (i) the Brascan deposits (and do not withdraw) all the Common Shares it owns as of the date of this statement under the Issuer, and (ii) Noranda is successful in completing the Merger (and by virtue of the Merger acquires all outstanding common shares of Falconbridge) immediately following the completion of these transactions, Brascan will hold approximately 26%, or 96.6 million, of the Common Shares and approximately 41%, or 20.5 million, of the Junior Preferred Shares. If none of the other holders of the Common Shares deposit their shares to the Issuer Bid and Noranda is successful in completing the Merger, immediately following the completion of these transactions, Brascan would own approximately 16%, or 59.2 million, of the Common Shares and 100%, or 50 million, of the Junior Preferred Shares.

CUSIP No. 655422 10 3	SCHEDULE	Page 8 of 14 pages

(c)	None of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has effected any transaction in the Common Shares during the past 60 days, other than as disclosed herein.

(d)	No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Partners is the major shareholder of Brascan. Agreements entered into in connection with the Issuer Bid are described under item 5.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of October 6, 2003, between Brascan Corporation and Partners Limited.*

Exhibit 2	Subscription Agreement, dated as of July 29, 2003, between Brascan Corporation and Noranda Inc.*

Exhibit 3	Letter Agreement, dated July 29, 2003, between Brascan Corporation and Noranda Inc.*

Exhibit 4	Letter Agreement, dated August 11, 2003, between Brascan Corporation and Noranda Inc.*

Exhibit 5	Lock Up Agreement, dated March 8, 2005, between Brascan Corporation, Brascade Corporation and Noranda Inc.*

Exhibit 6	Registration Rights Agreement, dated March 8, 2005, between Brascan Corporation, Brascade Corporation and Noranda Inc.*

Exhibit 7	Amending Agreement to the Lock Up Agreement, dated March 22, 2005, between Brascan Corporation, Brascade Corporation and Noranda Inc.

*	Previously filed.

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 9 of 14 pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this amendment is true, complete and correct.

Dated: March 22, 2005

BRASCAN CORPORATION
By:	/s/ Alan V. Dean
	Name:	Alan V. Dean
	Title:	Senior Vice-President and Secretary

PARTNERS LIMITED
By:	/s/ Jack L. Cockwell
	Name:	Jack L. Cockwell
	Title:	Chairman

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 10 of 14 pages

SCHEDULE I
BRASCAN CORPORATION

James J. Blanchard
Citizenship:	United States
Business Address:	1200 – 19th Street N.W., 6th Floor, Washington, D.C. 20036-2412
Present Principal
Occupation or Employment:	Partner
Employer:	DLA Piper Rudnick
Employer’s Business:	Law firm
Employer’s Address:	Same as Business Address

Jack L. Cockwell
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Group Chairman
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

Sen. J. Trevor Eyton
Citizenship:	Canada
Business Address:	44 Victoria Street, Suite #400, Toronto, Ontario M5C 1Y2
Present Principal
Occupation or Employment:	Member of the Senate of Canada
Employer:	The Senate of Canada
Employer’s Business:	Government
Employer’s Address:	Room 561-S, Centre Block, Parliament Buildings, Ottawa, Ontario K1A 0A4

J. Bruce Flatt
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	President & Chief Executive Officer
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

Julia E. Foster
Citizenship:	Canada
Business Address:	151 Bloor Street West, 5th Floor, Toronto, Ontario M5S 1T6

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 11 of 14 pages

Present Principal
Occupation or Employment:	Chair
Employer:	Ontario Arts Council
Employer’s Business:	Arts funding organization
Employer’s Address:	Same as Business Address

James K. Gray
Citizenship:	Canada
Business Address:	150 Sixth Ave. S.W., PetroCanada Centre, Suite 3370,
Calgary, Alberta T2P 3Y7
Present Principal
Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

Robert J. Harding
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Chairman
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

David W. Kerr
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Chairman
Employer:	Noranda Inc.
Employer’s Business:	Mining and metallurgy
Employer’s Address:	Same as Business Address

Philip B. Lind
Citizenship:	Canada
Business Address:	333 Bloor Street E., 10th Floor, Toronto, Ontario M4W 1G9
Present Principal
Occupation or Employment:	Vice-Chairman
Employer:	Rogers Communications Inc.
Employer’s Business:	Diversified communications company
Employer’s Address:	Same as Business Address

Roy MacLaren
Citizenship:	Canada
Business Address:	425 Russell Hill Road, Toronto, Ontario M5P 2S4

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 12 of 14 pages

Present Principal
Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

G. Wallace F. McCain
Citizenship:	Canada
Business Address:	30 St. Clair Ave. W., #1500, Toronto, Ontario M4V 3A2
Present Principal
Occupation or Employment:	Chairman
Employer:	Maple Leaf Foods Inc.
Employer’s Business:	Processed Food Manufacturer
Employer’s Address:	Same as Business Address

Jack M. Mintz
Citizenship:	Canada
Business Address:	67 Yonge St., #300, Toronto, Ontario M5E 1J8
Present Principal
Occupation or Employment:	President & Chief Executive Officer
Employer:	C.D. Howe Institute
Employer’s Business:	Public policy institute
Employer’s Address:	Same as Business Address

George E. Myhal
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Chief Operating Officer
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

Saul Shulman
Citizenship:	Canada
Business Address:	#2300 – 200 King Street W., Toronto, Ontario M5H 3W5
Present Principal
Occupation or Employment:	Chief Executive Officer
Employer:	MLG Management Inc.
Employer’s Business:	Business consultants
Employer’s Address:	Same as Business Address

George S. Taylor
Citizenship:	Canada
Business Address:	R.R. #3, 4675 Line 3, Saint Marys, Ontario N4X 1C6
Present Principal
Occupation or Employment:	Corporate Director
Employer:	N/A

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 13 of 14 pages

Employer’s Business:	N/A
Employer’s Address:	N/A

Brian D. Lawson
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Chief Financial Officer
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

Jeffrey M. Blidner
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Managing Partner
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

Samuel J.B. Pollock
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Managing Partner
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 14 of 14 pages

SCHEDULE II
PARTNERS LIMITED

Ian G. Cockwell
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4430, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	President & Chief Executive Officer
Employer:	Brookfield Homes Corporation
Employer’s Business:	Residential real estate development
Employer’s Address:	Same as Business Address

Jack L. Cockwell – see Schedule I

J. Bruce Flatt – see Schedule I

Robert J. Harding – see Schedule I

David W. Kerr – see Schedule I

Brian D. Lawson – see Schedule I

George E. Myhal — see Schedule I

Timothy E. Price
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4420, Toronto, Ontario M5J 2T3
Present Principal
Occupation or Employment:	Group Chairman, Funds Management
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

EXHIBIT 7

AMENDING AGREEMENT

     This Amending Agreement (the “Agreement”) dated as of March 22, 2005 between Noranda Inc., a corporation incorporated under the laws of the Province of Ontario, Canada (the “Corporation”), Brascan Corporation, a corporation subsisting under the laws of the Province of Ontario, Canada (“Brascan”) and Brascade Corporation, a corporation subsisting under the laws of Canada (“Brascade”). Brascan and Brascade are together referred to as the “Sellers”.

RECITALS

     WHEREAS the parties entered into a lock up agreement (the “Lock Up Agreement") dated March 8, 2005;

     AND WHEREAS the parties would like to amend the Lock Up Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

AMENDMENT TO THE LOCK UP AGREEMENT

1.1	Defined Terms. Capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Lock Up Agreement.

1.2	Amendment. The Lock Up Agreement is amended by inserting the following section as a new section 4.3:

Tax Planning Considerations. The Corporation acknowledges that the Sellers may seek a structure for the Offer which accommodates certain tax planning measures, substantially in the form described in Schedule C. In that regard, the Corporation hereby covenants to use commercially reasonable efforts to adjust the structure of the Offer to permit the use of a holding company alternative designed to enable shareholders of the Corporation to access their share of the safe income of the Corporation for income tax purposes in respect of Shares tendered to the Offer, provided that the Corporation shall not be required to make any change to the amount or form of consideration being offered pursuant to the Offer that is inconsistent with or in contravention of any applicable law or that, in the opinion of the Corporation acting reasonably, may have any adverse consequence to the Corporation, based upon tax or other considerations. The Corporation and the Sellers acknowledge that any such structure agreed to will be offered to all shareholders of the Corporation. Any such structure will require participating shareholders to meet the conditions set out in Schedule D and to enter into a holding company participation agreement that will contain representations, covenants and indemnities typical of a holding company alternative in a public transaction, including those summarized in Schedule E. The requirement in section 4.1 to deposit all of the

Shares that are owned at the time of deposit by the Sellers or any of the direct or indirect Wholly Owned Subsidiaries will be satisfied by either directly depositing such Shares to the Offer or including all such Shares in the holding company participating in the holding company alternative or any combination thereof. The Corporation acknowledges that the Sellers may desire to delay completing the holding company participation agreement until the date specified in Schedule D in order to maximize their share of safe income of the Corporation. In order to comply with the obligations in section 4.1, in such a case, the Sellers will deposit their Shares directly within the time specified in section 4.1 provided that the Corporation hereby agrees to permit such Shares to be withdrawn and re-deposited through the holding company alternative within the time specified in Schedule D.

1.3	Confirmation of the Lock Up Agreement. The parties hereby agree that, except as expressly amended hereby, the Lock Up Agreement shall continue in full force and effect, unamended.

ARTICLE 2

GENERAL

2.1	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.2	Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

[signatures on next page]

     This Agreement was executed on the date first set forth above.

NORANDA INC.

By:	<<Derek G. Pannell>>
	Name:	Derek G. Pannell
	Title:	President and Chief Executive Officer

BRASCAN CORPORATION

By:	<<Jeffrey M. Blidner>>
	Name:	Jeffrey M. Blidner
	Title:	Managing Partner

BRASCADE CORPORATION

By:	<<Bryan K. Davis>>
	Name:	Bryan K. Davis
	Title:	Vice-President and Treasurer

SCHEDULE C

Holding Company Alternative

     This is a general description of a “holding company alternative”. This description is intended to provide a general overview of this alternative and a Participating Shareholder (as defined below) may amend the steps to be undertaken in paragraphs 1 and 2 provided, in the opinion of the Corporation, acting reasonably, they do not result in any adverse consequence to the Corporation, based upon tax or other considerations.

1.	Each shareholder of the Corporation (a “Participating Shareholder”) wishing to participate in the holding company alternative will transfer all or a portion of such shareholder’s Shares (not to exceed the number of Shares that would be tendered to the Offer absent the holding company alternative) to a separate corporation (in the case of each Participating Shareholder, a “Holdco”) in exchange for shares of the Holdco. (Note that a Participating Shareholder that is not itself a corporation may first transfer Shares to a corporation which will then transfer Shares to a Holdco.)

2.	Each Holdco will undertake such steps as are reasonably necessary to increase the adjusted cost base to a Participating Shareholder of its shares in Holdco by an amount not exceeding the Participating Shareholder’s share of the safe income of the Corporation for the purposes of the Income Tax Act (Canada). These steps could include the payment by the Holdco of one or more stock dividends on its shares, the payment by the Holdco of one or more cash dividends on its shares (such cash being contributed to Holdco by the Participating Shareholder as a contribution to surplus) or the increase by the Holdco, by one or more special resolutions, of the stated capital of its shares.

3.	Following a determination by the Corporation that all of its conditions to the Offer have been satisfied or waived, the Corporation will:

(a)	purchase all of the shares of the Holdcos for consideration equal to a combination of:

(i)	Preferred Shares in the same amount and in the same proportion (subject to payment for fractions included in (a)(ii)) as if the Holdcos had tendered their Shares directly to the Offer, including that a maximum of 50,000,000 Preferred Shares will be issued, when aggregated with the number of Preferred Shares to be issued to shareholders who tender to the Offer directly rather than through the holding company alternative, and that the number of Preferred Shares to be issued in exchange for the Shares of a particular Holdco will be determined as if such Shares were tendered directly and will be subject to proration,

(ii)	cash in the amount determined in accordance with the Offer in respect of any fractional Preferred Share that would have been issuable to the Holdcos if the Holdcos had tendered their Shares directly to the Offer; and

(iii)	one Share for each whole Share held by a Holdco that would not have been purchased if the Holdcos had tendered their Shares directly to the Offer; and

(b)	take up and pay for all the Shares deposited pursuant to the Offer directly rather than through the holding company alternative.

SCHEDULE D

Conditions to Using the Holding Company Alternative

Conditions

1.	The Participating Shareholder advises Noranda c/o Secretary of Noranda, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3, not later than five Business Days prior to the time of expiry of the Offer, in writing, that it wishes to participate in the holding company alternative;

2.	The Participating Shareholder holds Shares indirectly through a Holdco that was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) after March 15, 2005, has been used solely in relation to the holding company alternative, has at all times since its incorporation been validly in existence and in good standing under the OBCA, and is a resident of Canada and a “taxable Canadian corporation” for the purposes of the Income Tax Act (Canada);

3.	If required by Noranda, the Participating Shareholder provides Noranda with security satisfactory to Noranda in respect of the Participating Shareholder’s obligations under the holding company participation agreement;

4.	The Participating Shareholder’s Holdco does not declare or pay dividends (except as agreed to by Noranda) or effect other distributions or redemptions, except that, in the event that the Holdco receives a dividend from Noranda, the Holdco will declare and pay a dividend and/or redeem shares in the same amount and form immediately following the receipt of the dividend by the Holdco and prior to the completion of the holding company alternative;

5.	The holding company participation agreement, together with any accompanying required documentation, is completed, executed and returned to Noranda, c/o Secretary of Noranda, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3, on or before the time of expiry of the Offer;

6.	In the case of a Participating Shareholder that is not a resident of Canada within the meaning of the Income Tax Act (Canada), the Participating Shareholder provides to Noranda, at the time the holding company alternative is completed, a certificate under section 116 of the Income Tax Act (Canada) and any equivalent provision of provincial legislation, in form and substance satisfactory to Noranda, acting reasonably, or the Participating Shareholder enters into arrangements satisfactory to Noranda, acting reasonably, if a section 116 certificate (or any equivalent provincial certificate) is not available at that time;

7.	Any exemptions required from any applicable Canadian securities regulatory authority needed to complete the holding company alternative are obtained; and

8.	All other terms and conditions of the holding company alternative are satisfactory to Noranda, acting reasonably.

SCHEDULE E

Representative Representations, Covenants and Indemnities

Representations

1.	The Holdco is a corporation duly incorporated and validly existing and in good standing under the OBCA;

2.	All of the issued and outstanding shares of the Holdco are held directly by the Participating Shareholder (or, in the case of a Participating Shareholder that is an individual, another company all of the issued and outstanding shares of which are held directly by the Participating Shareholder);

3.	Upon completion of the holding company alternative, Noranda will acquire the sole legal and beneficial ownership of all the issued and outstanding shares of the Holdco;

4.	The Holdco has no material assets other than the Shares and has no liabilities whatsoever except as set out in the holding company participation agreement;

5.	Since incorporation, the sole activities of the Holdco have been the acquisition and ownership of the Shares and other matters expressly contemplated by the holding company participation agreement;

6.	The Holdco is not a party to nor bound or affected by any agreements, commitments or undertakings of any nature whatsoever other than the holding company participation agreement and except as agreed to by Noranda;

7.	In respect of tax matters, among other things, the Holdco:

(a)	has duly and timely paid all taxes which are or have been due and payable by it;

(b)	has duly and timely filed with the appropriate taxing or other governmental authority all tax returns required to be filed by it;

(c)	is a “taxable Canadian corporation” for purposes of the Income Tax Act (Canada); and

8.	There are no suits, actions, litigation, or other proceedings in progress, pending or threatened against or relating to the Holdco.

Covenants and Indemnities

1.	The Participating Shareholder must prepare, at its expense, all tax returns of the Holdco in respect of all periods ending on or prior to the completion of the holding company alternative, and must not file the returns without the prior approval of Noranda of all the returns as to form and substance;

2.	The Participating Shareholder must pay all costs and expenses incurred in connection with any transaction entered into under the holding company participation agreement;

3.	The Participating Shareholder will provide an indemnity in favor of Noranda and the Holdco (and their respective directors and officers, employees, advisors and agents) from all actions, claims, demands, processes, proceedings, losses, damages, liabilities, deficiencies, taxes, costs and expenses suffered or incurred by Noranda and the Holdco (and their respective directors and officers, employees, advisors and agents), in connection with the holding company alternative as a result of:

(a)	any breach of any representation, warranty, obligation or covenant of the Participating Shareholder to Noranda;

(b)	any liability sustained, incurred, assumed or acquired by the Holdco on or before the completion of the holding company alternative; and

(c)	any liability that would not have been sustained, suffered or incurred by Noranda or the Holdco (and their respective directors and officers, employees, advisors and agents) if Noranda had taken up and exchanged the Shares held by the Holdco directly rather than through the completion of the holding company alternative and the transactions contemplated in the holding company participation agreement;

4.	The Participating Shareholder will provide a release of Noranda (and their respective successors, assigns, parent companies, subsidiaries, affiliated companies, and all of the present and former directors, officers, employees, advisors and agents of these entities) from all liabilities suffered or incurred as a result of certain information provided by Noranda to the Participating Shareholder in connection with the holding company alternative; and

5.	Each vendor of shares of a Holdco (a “Vendor”) that is a resident of Canada for purposes of the Income Tax Act (Canada) (other than any such Vendor that is exempt from tax under Part I of the Income Tax Act (Canada)) may request that Noranda make, in which case Noranda agrees to make, joint elections with the Vendor under subsection 85(1) of the Income Tax Act (Canada) and section 518 et seq. of the Taxation Act (Québec) if the Taxation Act (Québec) is applicable in respect of the transfer of the shares of the Holdco to Noranda at elected amounts selected by the Vendor, subject to the provisions respectively of subsection 85(1) of the Income Tax Act (Canada) and section 518 et seq. of the Taxation Act (Québec) if the Taxation Act (Québec) is applicable. Noranda shall have no liability whatsoever for the proper completion of or timely filing of such election forms which shall be prepared at the expense of and by the Vendors. Noranda agrees to sign properly completed forms and return them to the Vendors within 60 days of receipt.